SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
              -----------------------------------------------------


                                   SCHEDULE TO
                  Tender Offer Statement under Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                                (Amendment No. 4)

                            NTS-Properties Plus Ltd.
                       (Name of Subject Company (issuer))

                   ORIG, LLC (Offeror and Affiliate of Issuer)
                  J.D. Nichols (Bidder and Affiliate of Issuer)
                 Brian F. Lavin (Bidder and Affiliate of Issuer)
(Names of Filing Persons(identifying status as offeror, issuer or other person))

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                    629421108
                      (CUSIP Number of Class of Securities)

                          J.D. Nichols, Managing Member
                                  of ORIG, LLC
                             10172 Linn Station Road
                           Louisville, Kentucky 40223
                                 (502) 426-4800
            (Name, address and telephone number of person authorized
               to receive notices and communications on behalf of
                                 filing persons)

                                    Copy to:

                             Mark R. Borrelli, Esq.
                             Shefsky & Froelich Ltd.
                      444 North Michigan Avenue, Suite 2500
                             Chicago, Illinois 60611
                                 (312) 836-4014

 [ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
         Check the appropriate boxes below to designate any transactions to which the statement relates:
         [X]   third-party tender offer subject to rule 14d-1.
         [ ]   issuer tender offer subject to rule 13e-4.
         [X]   going private transaction subject to Rule 13e-3.
         [ ]   amendment to Schedule 13D under rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
Calculation of Filing Fee
--------------------------------------------------------------------------------
     Transaction Valuation: $794,645.80       |      Amount of Filing Fee
   611,266 Limited Partnership Interests      |          $158.93 (b)
         at $1.30 per Interest (a)            |
--------------------------------------------------------------------------------
         (a) Calculated as the aggregate maximum purchase price for limited partnership interests.
         (b)      Calculated as 1/50th of 1% of the Transaction Value.
[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or Schedule and the date of its filing.
         Amount Previously Paid: $140.59
         Form or Registration No.: Schedule TO
         Filing Party:  ORIG, LLC, J.D. Nichols, Brian F. Lavin
         Date Filed: November 30, 2000



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     This Amendment No. 4 supplements  and amends the Tender Offer  Statement on
Schedule TO (the "Original Statement") filed with the Securities and Exchange Commission on November 30, 2000 by ORIG, LLC, a Kentucky limited liability company (the "Offeror"), J.D. Nichols and Brian F. Lavin. The Offeror, Mr. Nichols and Mr. Lavin are all affiliates of the subject company, NTS-Properties Plus Ltd. (the "Partnership"). The Original Statement was subsequently amended by filing Amendment No. 1 on February 14, 2001, Amendment No. 2 on March 6, 2001, and Amendment No. 3 on March 13, 2001. Hereafter, all references to the Original Statement shall refer to the Original Statement, as amended. The
Original Statement and this Amendment No. 4 relate to an offer by ORIG to purchase up to 611,266 limited partnership interests in the Partnership.
Capitalized terms not defined herein shall have the same meaning as in the Original Statement.

     This Amendment No. 4 amends the Original Statement by including a Notice to Investors dated March 23, 2001, an amended Letter of Transmittal and an amended Letter to Limited Partners, which will be sent to limited partners. The amended Letter of Transmittal, amended Letter to Limited Partners and Notice to Investors are attached hereto as Exhibits (a)(1)(vi), (a)(1)(vii) and (c)(8), respectively.

Item 12.  Material to be Filed as Exhibits.

(a)(1)(vi)        Form of Amended Letter of Transmittal

(a)(1)(vii)       Form of Amended Letter to Limited Partners

(c)(8)            Notice to Investors dated March 23, 2001









                                        2



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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    March 23, 2001                  ORIG, LLC, a Kentucky limited liability
                                         company.

                                         By:/s/ J. D. Nichols
                                         ---------------------------------------
                                         J.D. Nichols, Managing Member


                                         /s/ J. D. Nichols
                                         ---------------------------------------
                                         J. D. Nichols, individually


                                         /s/ Brian F. Lavin
                                         ---------------------------------------
                                         Brian F. Lavin, individually

                                    EXHIBITS



Exhibit
Number                    Description
------                    -----------
(a)(1)(vi)                Form of Amended Letter of Transmittal
(a)(1)(vii)               Form of Amended Letter to Limited Partners
(c)(8)                    Notice to Investors dated March 23, 2001

                                                              EXHIBIT (a)(1)(vi)









                      Form of Amended Letter of Transmittal

                              LETTER OF TRANSMITTAL

                           Regarding the Interests in

                           NTS - PROPERTIES PLUS LTD.

       Tendered Pursuant to the Offer to Purchase Dated November 30, 2000

 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT, AND THIS LETTER OF TRANSMITTAL
                     MUST BE RECEIVED BY THE PARTNERSHIP BY,
 12:00 MIDNIGHT EASTERN STANDARD TIME, ON MONDAY, APRIL 30, 2001(THE "EXPIRATION
                DATE"), UNLESS THE OFFER IS EXTENDED BY OFFEROR.


[Investor Name]                          If applicable:

[Address]                                [Custodian]

[City, State, Zip]                       [Address]

[Tax I.D. #]                             [City, State, Zip]

[# of Interests]                         [Account #]


I am a Limited Partner of NTS-Properties Plus Ltd. I hereby tender my limited partnership interests or portion thereof, as described and specified below, to the Offeror upon the terms and conditions set forth in the Offer to Purchase, dated November 30, 2000 (collectively, the "Offer to Purchase" and "Letter of Transmittal" constitute the "Offer").

THIS LETTER OF TRANSMITTAL IS SUBJECT TO ALL THE TERMS AND CONDITIONS SET FORTH IN THE OFFER TO PURCHASE, INCLUDING, BUT NOT LIMITED TO, THE ABSOLUTE RIGHT OF THE OFFEROR TO REJECT ANY AND ALL TENDERS DETERMINED BY IT, IN ITS SOLE DISCRETION, NOT TO BE IN THE APPROPRIATE FORM.

I hereby represent and warrant that I have full authority to sell my interests, or portion thereof, to the Offeror, and that the Offeror will acquire good title, free and clear of any adverse claim. Upon request, I will execute and deliver any additional documents necessary to complete the sale of my interests in accordance with the terms of the Offer. In the event of my death or incapacity, all authority and obligation shall be placed with my heirs, personal representatives and successors.

I hereby appoint NTS-Properties Plus Associates (without posting of a bond) as my attorney-in-fact with respect to my interests, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), to: (1) transfer ownership of my interests on the Partnership's books to the Offeror, (2) change the address of record of my interests prior to or after completing the transfer, (3) execute and deliver lost certificate indemnities and all other transfer documents, (4) direct any custodian or trustee holding record title to the interests to do what is necessary, including executing and delivering a copy of this Letter of Transmittal, and (5) upon payment by the Offeror of the purchase price, to receive all benefits and cash distributions and otherwise exercise all rights of beneficial ownership of my interests hereby tendered.

                                                                          (Over)

                        INSTRUCTIONS TO TENDER INTERESTS

         Please complete the following steps to tender your interests:

o    Complete Part 1 by inserting the number of interests you wish to tender.

o    Complete Part 2 by providing your telephone number(s).

o Complete Part 3 by providing the appropriate signature(s). (Note: if your account is held by a Trustee or Custodian, sign below and forward this form to the Trustee or Custodian at the address noted on the first page of this Letter of Transmittal to complete the remaining steps). All signatures must be notarized by a Notary Public.

o Return your original Certificate(s) of Ownership for the interests with this form. If you are unable to locate your Certificate(s) of Ownership, complete the Affidavit and Indemnification Agreement for Missing Certificate(s) of Ownership.

PART 1.  NUMBER OF INTERESTS IN THE PARTNERSHIP TO BE TENDERED:

[ ] I tender my entire interest in the Partnership of ________ interests for a price of $1.30 per interest.

[ ] I tender ______ interests, representing only a portion of my interest in the Partnership, for a price of $1.30 per interest.

PART 2.  TELEPHONE NUMBER(S).

My telephone numbers are:(____)__________ [Daytime] and (___)_________ [Evening]


PART 3.  SIGNATURE(S).

FOR INDIVIDUALS/JOINT OWNERS:



Print Name of Limited Partner                   Print Name of Joint Owner


Signature of Limited Partner                    Signature of Joint Owner


Sworn to me this ___ day                        Sworn to me this ___ day
of _____________, 2001.                         of ____________, 2001.

Notary Public                                   Notary Public

FOR CUSTODIAL/TRUSTEE/IRA ACCOUNTS:



Print Name of Signatory                          Signature

                                                 Sworn to me this ____ day
                                                 of __________, 2001.

Title of Signatory                               Notary Public

Return or Deliver: (1) this Letter of Transmittal; (2) your original Certificate(s) of Ownership for the interests, or if you are unable to locate your Certificate(s) of Ownership, the Affidavit and Indemnification Agreement for Missing Certificate(s) of Ownership; and (3) the Substitute Form W-9 on or before the Expiration Date to:

                              NTS INVESTOR SERVICES
                                   C/O GEMISYS
                             7103 S. REVERE PARKWAY
                               ENGLEWOOD, CO 80112
                For additional information, call: (800) 387-7454

                                                             EXHIBIT (a)(1)(vii)









                   Form of Amended Letter to Limited Partners

                                [ORIG letterhead]

                                 March 23, 2001

Account Name 1
Account Name 2
Address
City, State Zip

To our Limited Partners:

        Enclosed  for  your  review  is  an  Offer  to  Purchase   your  limited
partnership interests. Please read all of the enclosed material carefully before deciding to tender your interests.



       You currently own ____ interests. ORIG, LLC is offering to purchase your interests for $1.30 per interest, or a total of $__________, subject to the terms of the Offer.

Payment will be made within five business days of the expiration of the Offer.

We invite your attention to the following:

o    This Offer is being made to all Limited Partners.

o    Up to 611,266 interests may be purchased by ORIG, LLC (the "Offeror").

o The Offer will expire at 12:00 midnight, Eastern Standard Time, on Monday, April 30, 2001, unless the Offer is extended.

         After reading the Offer to Purchase (white), if you wish to tender any or all of your interests, complete and return to NTS Investor Services c/o Gemisys, before Monday, April 30, 2001, the following:

                  (1)      the Letter of Transmittal (blue);

                  (2)      the Substitute Form W-9 (green); and

                  (3) the Certificate(s) of Ownership for the interests or, if you are unable to locate the Certificate(s) of Ownership, complete the Affidavit and Indemnification Agreement for Missing Certificate(s) of Ownership (yellow).

                              NTS INVESTOR SERVICES
                                   C/O GEMISYS
                             7103 S. REVERE PARKWAY
                               ENGLEWOOD, CO 80112

                For additional information, call: (800) 387-7454

                                                                  EXHIBIT (c)(8)









                               Notice to Investors
                              Dated March 23, 2001

ORIG, LLC
--------------------------------------------------------------------------------

10172 Linn Station Road
Louisville, Kentucky  40223
(502) 426-4800

March 23, 2001


Dear NTS-Properties Plus Investor:

         Due to the number of responses to the Offer to Purchase your Interests in NTS-Properties Plus, the offer has been extended to April 30, 2001. We do not anticipate any further extensions, so if you wish to sell your Interests and have not submitted the tender documents, please act now.

         On November 30, 2000, ORIG, LLC, an affiliate of the General Partner of NTS-Properties Plus, offered to purchase for $1.15 per Interest all of the 611,266 outstanding Interests of NTS-Properties Plus (the "Partnership") that are not owned by affiliates of ORIG or the Partnership. On March 6, 2001, the purchase price was increased to $1.30 per Interest.

                        Important: Please Read Carefully!

                         Most commonly asked questions:

         Why should I participate in the tender?

         The General Partner of the Partnership has determined that the offer is fair to limited partners and recommends that limited partners participate in the tender based on, among others, the following factors:

         o The Partnership continues to operate at a deficit and cannot meet capital requirements arising from its joint venture interests, therefore the percentage of the Partnership's ownership in its joint ventures will likely continue to decline, thus lowering the Partnership's value and ultimately the value of the Interests.

         o        As of  December  31,  1999,  the  independent  auditors of the
                  Partnership issued a "going concern" opinion for the Partnership, which reflects the Partnership's inability to obtain working capital and meet payables, raising serious questions regarding its long term viability.

         o Although the year-end financial statements for 2000 have not yet been completed, the General Partner believes that no material changes have occurred to alter the facts and circumstances that led to the above "going concern" opinion, and a similar opinion will be issued for 2000.

For a more complete description of the factors considered by the General Partner in determining that the offer is fair to investors, see Part I, Section 2 of the February 14, 2001 Supplement to the Offer to Purchase dated November 30, 2000. There are risks associated with both tendering or retaining your Interests. For a description of these risks, see the "Risk Factors" sections of the Offer to Purchase and the Supplement.

         If I do not tender, what will happen to my Interests?

         If you do not sell your Interests, you will remain a limited partner as you are today. However, due to the factors stated above, the value of your Interests may be less in the future than it is today.

         How was the Purchase Price determined for this Offer?

         The General Partner hired an independent real estate appraisal firm to estimate the value of the Interests. The appraiser estimated the value of the Interests to be between $(2.13) and $1.45. ORIG originally offered $1.15 per Interest. The offer was later increased to $1.30, which is near the high end of the value range.

         If you have already submitted paperwork to tender your Interests, no additional paperwork is required. You will automatically receive the price of $1.30 per Interest. Please note that neither ORIG nor the Partnership will impose any fees or expenses in connection with the offer. If you have not submitted your paperwork and wish to do so, you have until 11:59 p.m. Eastern Standard Time on Monday, April 30, 2001, in order to receive the purchase price of $1.30 per Interest.

         The terms and conditions described in the Offer to Purchase and the Letter of Transmittal dated November 30, 2000, the February 14, 2001 Supplement to the Offer to Purchase and the March 6, 2001 and March 13, 2001 notices to investors are applicable in all respects to the offer. This notice should be read in connection with the Offer to Purchase, the Letter of Transmittal, the Supplement and the notices to investors. If you have any further questions regarding this offer, please call (800) 928-1492 extension 212. The offer will expire on April 30, 2001. Payments will be mailed no later than May 7, 2001.

         Enclosed for your convenience is an additional set of tender documents.